HIVE DIGITAL TECHNOLOGIES LTD.

October 3, 2024

HIVE Digital Updates ATM Equity Program

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, Canada - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0.F) (the "Company" or "HIVE") a leader in green energy-powered blockchain infrastructure, is pleased to announce that it has entered into an equity distribution agreement (the "Equity Distribution Agreement") with Stifel, as lead agent, and a syndicate of agents including Canaccord Genuity, Roth Canada, B. Riley Securities, and Northland Capital Markets (collectively, the "Agents").

The Company, at its sole discretion, may sell up to US$200 million of common shares under the updated at-the-market equity program (the "ATM Program"). The Company has the flexibility to terminate the Equity Distribution Agreement prior to reaching the US$200 million in gross proceeds. Any use of proceeds will be aligned with the Company's general corporate requirements, debt repayments and potential future acquisitions. Any common shares issued by the Company under the ATM Program will be sold by the Agents at the prevailing market price at the time of sale.

Details of the offering are available in a prospectus supplement dated October 3, 2024, supplementing the Company's base shelf prospectus dated September 11, 2024 filed in the provinces and territories of Canada and included in the Company's registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission. Copies of these documents are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of such documents may also be obtained from: Stifel Nicolaus Canada Inc., Attention: 161 Bay Street, Suite 3800, Toronto, ON M5J 2S1; Stifel, Nicolaus & Company, Incorporated, Attention: One South Street, 15th Floor, Baltimore, MD 21202; or by email at syndprospectus@stifel.com. These documents contain important information about the ATM Program.  Prospective investors should read the offering documents before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates predominantly green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.
  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.
  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies.  Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,600 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel to learn more about HIVE.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: statements with respect to the future issuance of Common Shares sold under the ATM Program; the aggregate gross proceeds of the ATM Program; and the use of proceeds from any sales of Common Shares under the ATM Program; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.